SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 20, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Franklin Resources Inc.’s holdings in Metso to 5.36 percent

SIGNATURES

Date June 20, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Franklin Resources Inc.’s holdings in Metso to 5.36 percent

(Helsinki, Finland, June 20, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation has been informed about an increase in the holding of the mutual funds and separate accounts managed by Franklin Resources, Inc. of the paid up share capital of Metso Corporation. On June 14, 2005, Franklin Resources, Inc’s holdings amounted to 3.51 percent of the paid up share capital and 5.36 percent of the voting rights of Metso Corporation after being, on the basis of their previous announcement, 2.82 percent of the paid up share capital and 4.95 percent of the voting rights on January 26, 2005.

Holdings by mutual funds of Franklin Resources, Inc. were as follows on June 14, 2005:

Franklin Mutual Advisers, LLC	1,845,600	shares
Franklin Templeton Investments (Asia) Ltd.	576,670	shares
Franklin Templeton Investment Mgmt. Ltd.	2,116,825	shares
Templeton Investment Counsel, LLC	432,426	shares

Total	4,971,521	shares

This holding amounts to 3.51 percent of the paid up share capital and the total voting rights of Metso Corporation.

In addition, Franklin Resources, Inc. has voting authority representing 1.85 percent of total shares and ADRs as follows:

Franklin Templeton Investments (Asia) Ltd.	182,634	ADRs
Templeton Investment Counsel, LLC	2,176,764	shares
Franklin Templeton Investment Mgmt. Ltd.	216,040	shares
Franklin Templeton Investments Corp.	41,080	shares
Franklin Templeton Investments (Asia) Ltd.	5,535	shares

Total	2,622,053	shares/ADRs

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations Metso Corporation, tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.